UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

                         Platronics, Inc.
                         (Name of Issuer)

                Common Stock ($ .10 Par Value)
               (Title of Class of Securities)

                            727652109
                        (CUSIP Number)

David W. Swartz, Esquire Stevens & Lee, 111 North Sixth Street,
        Reading, Pennsylvania  19603      610-478-2000)
     (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                       October 12, 1999
  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D

CUSIP NO. 727652109

1.     Sheridan Printing Company, Inc.
            IRS Identification No.:  22-1631052

2.     Check the appropriate box is a member of a group*(a)	[ ]
                                                        (b)	[ ]

3.     SEC use only

4.     Source of Funds*
            WC

5.     Check box if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e)                       [ ]

6.     Citizenship or place of organization
            New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With

7.     Sole Voting Power
            331,000

8.     Shared Voting Power
            0

9.     Sole Dispositive Power
            331,000

10.    Shared Dispositive Power
            0

11.    Aggregate amount beneficially owned by each reporting
       person
            331,000

12.    Check box if the aggregate amount in row (11) excludes
       certain shares*                                      [ ]

13.    Percent of class represented by amount in row (11)
            36.2%

14.     Type of reporting person*
             CO



                           SCHEDULE 13D

ITEMS 1, 2 and 6.

Reference is made to Items 1, 2 and 6 as set forth in the
Schedule 13D of the Reporting Person dated July 22, 1997, which
Items are incorporated herein by reference.

Item 3.	Source and Amount of Fund or Other Consideration.

Not Applicable.

Item 4.	Purpose of Transaction.

Sheridan Printing Company, Inc. ("Sheridan") and James E. Sheridan entered into an Agreement (the "Agreement"), dated
June 18, 1999, with, among others, West Worldwide Venture Capital, Inc. ("Venture"), Rose Investments Corp. ("Investments") and Platronics Inc. ("Platronics"), pursuant to which Sheridan agreed to (i) sell 165,500 shares of Platronics common stock to each of Venture and Investments for $1.25 per share, and (ii) grant an option to purchase, for $1.25 per share, up to 40,000 shares of Platronics common stock to each of Venture and Investments. The Agreement also requires Platronics to (i) issue 10,000 shares of Platronics common stock to West Worldwide Industries, Inc. ("West") as additional compensation for financial consulting services, and (ii) issue a warrant to purchase 40,000 shares of Platronics common stock to each of Venture and Investments.

In addition, the Agreement provides that if Platronics does not meet reasonable levels of profitability by the end of each fiscal quarter through the fourth quarter of 2000, in the sole and reasonable judgment of Venture and Investments, Venture and Investments may require Sheridan to repurchase (i) the shares of common stock sold under the Agreement, and (ii) common stock and warrants purchased from Platronics.

West and Platronics have entered into a Consulting Agreement (the "Consulting Agreement"), dated March 23, 1999, pursuant to which Platronics retained West as a financial consultant to assist Platronics in the areas of developing and implementing business plans, including marketing and acquisition strategies, arranging for equity financing, and identifying acquisition and merger candidates and assisting in any such transactions. Platronics is required to issue 5,000 shares of Platronics common stock to West as partial compensation for the services to be provided under the Consulting Agreement.

The Agreement and the Consulting Agreement are incorporated by reference to Exhibits 1 and 2, respectively, of this Schedule. The description of the Agreement and the Consulting Agreement set forth herein does not describe all of the terms and conditions of such Agreements, and the description of such Agreements set forth herein is qualified in its entirety by reference to the Agreements.

Sheridan expects that the business of Platronics will continue to be operated substantially unchanged from its historical business operations.

(a) While Sheridan has no current plans to make additional purchases or dispositions of Platronics common stock, except as contemplated under the Agreement, Sheridan may, from time to time, engage in additional purchases or dispositions of Platronics common stock in the open market or in privately negotiated transactions.

(b) Sheridan has no plans at present to cause Platronics to engage in any extraordinary corporate transactions including a merger, reorganization or liquidation involving Platronics or any of its subsidiaries.

(c) Sheridan has no plans at present to cause Platronics to sell or transfer a material amount of its assets or the assets of any of its subsidiaries.

(d) Under the terms of the Agreement, the parties agreed to cause James Sheridan, John Rose and Ron Knigge to be elected directors of Platronics.

(e) Under the Agreement, the parties agreed to create a class of preferred stock of Platronics to be used for acquisitions and the securing of venture capital. In addition, under the terms of the Agreement, West agreed to use its best efforts to obtain additional equity and debt capital for Platronics. Sheridan has no other plans at present to cause any material change in the present capitalization or dividend policy of Platronics.

(f) Sheridan has no plans at present to effect any material change of the business or corporate structure of Platronics, except as contemplated in the Agreement.

(g) Sheridan has no plans at present to effect any changes in the charter, bylaws or instruments corresponding thereto of Platronics or other action which may impede the acquisition of control of Platronics by any other person.

(h) Sheridan has no plans at present to cause any of the securities of Platronics to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national association.

(i) Sheridan has no plans at present to take any additional actions to cause a class of equity securities of Platronics to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act.

(j) Except as otherwise described above, Sheridan has no plans at present to take any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Sheridan may be deemed the beneficial owner, in the aggregate, of 331,000 shares of Platronics common stock, without giving effect to the option to purchase on additional 40,000 shares of Platronics common stock granted by Sheridan to each of Venture and Investments. Based on 915,140 shares of Platronics common stock outstanding on August 23, 1999, Sheridan's ownership of 331,000 shares of Platronic's common stock represents approximately 36.2% of Platronics shares of common stock outstanding, assuming that no other shares are issued by Platronics, including shares issuable under the terms of the Agreement and the Consulting Agreement or upon exercise of any other options or warrants outstanding for Platronics common stock.

(b) Sheridan will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Platronics common stock which Sheridan has acquired, subject to the terms of the Agreement and the Consulting Agreement.

(c) The following table sets forth transactions by Sheridan in Platronics common stock since the filing of Sheridan's
Amended Schedule 13D dated September 30, 1998.

                      Number
                        of                               Total
                      Shares           Price              Sale
   Date                Sold          Per Share           Price

October 12, 1999     331,000           $1.25          $413,750

Except for the transactions contemplated under the Agreement, there were no other transactions in the common stock of Platronics by either Sheridan or any person identified in
Item 2(a), (b) and (c) hereof.

(d) No person other than Sheridan has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Platronics common stock that may be deemed beneficially owned by Sheridan.

(e)     Not applicable.

Item 7.	Material to Be Filed as Exhibits

1. Agreement, dated as of June 18, 1999, by and between James Sheridan, Sheridan Printing Company, Inc., Ron Knigge, John Rose, Rose Investments Corp., West Worldwide Industries, Inc., Platronics, Inc. and West Worldwide Venture Capital, Inc. (Incorporated herein by reference to Exhibit 1 to the Schedule 13D of Steven West and West Worldwide Venture Capital, Inc. dated October 22, 1999 (the "West 13D")).

2.     Form of Consulting Agreement by and between Platronics,
Inc. and West Worldwide Industries, Inc. (Incorporated herein by reference to Exhibit A to Exhibit 1 to the West 13D.

3.     Form of Agreement among James Sheridan, John Rose and
Steven West (Incorporated herein by reference to Exhibit 2 to the West 13D).


                           Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 1999			SHERIDAN PRINTING COMPANY, INC.

                             By  /s/ James E. Sheridan
                                James E. Sheridan,
                                Chief Executive Officer





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